Exhibit 99.3

IRREVOCABLE UNDERTAKING

THIS IRREVOCABLE UNDERTAKING is made on the 21st day of January, 2015, by:

(1)	GAZIT–GLOBE LIMITED, a company incorporated under the laws of the State of Israel (company number 52–003323–4), having its registered office at 1 Derech Hashalom, Tel-Aviv, Israel (“Gazit Globe”)

In favour of:

(2)	GAZIT MIDAS LIMITED, a company incorporated under the laws of Jersey (registered number 100845), having its registered office at Templar House, Don Road, St. Helier, Jersey, Channel Islands (“Gazit Midas”)

1.	We, the undersigned, Gazit Globe, refer to the Facility Agreement amongst Gazit Globe as Borrower, Bank Hapoalim B.M., Israel Discount Bank Ltd and Union Bank of Israel Ltd as Lenders and Bank Hapoalim B.M. as Arranger, Facility Agent and Security Trustee, dated August 21, 2008, as amended and restated by an amending agreement dated November 29, 2009, as further amended by amending agreements dated December 30, 2009, January 26, 2010, February 24, 2010, December 30, 2010 and September 30, 2013, respectively and as amended and restated by an amending agreement dated December 31, 2013, and as further amended by an amending agreement (“Latest Amending Agreement”) dated on or about the date of this undertaking (“Facility Agreement”).

2.	Terms, words and expressions defined in the Facility Agreement not otherwise defined herein shall bear the same meaning as in the Facility Agreement and all provisions of the Facility Agreement concerning matters of construction or interpretation shall apply to this Irrevocable Undertaking.

3.	We record that we requested that the Finance Parties approve, inter alia, the termination of the Shareholders’ Agreement (as defined in the Facility Agreement, prior to its amendment by the Latest Amending Agreement) as a result of the purchase by Gazit Gaia Ltd of 52,069,620 MEL shares, held by: (1) CPI CEE CO-Invest 1 Ltd.; (2) CPI CEE CO-Invest 2 Ltd.; and (3) CPI CEE Ltd. and the Finance Parties conditioned such approval, inter alia, on the giving by us of this Irrevocable Undertaking in favour of Gazit Midas.

4.

We, the undersigned, Gazit Globe, hereby irrevocably and unconditionally undertake to Gazit Midas that Gazit Globe shall, and Gazit Globe shall procure that all Subsidiaries of Gazit Globe (other than Gazit Midas) shall, at all times and at all general and other meetings of the shareholders of MEL, with respect to all shares held, from time to time, by Gazit Globe and such Subsidiaries in MEL, exercise all voting rights attaching to such shares in the same manner as the voting rights of Gazit Midas, in respect of the shares held by Gazit Midas in MEL, are exercised by Gazit Midas (and not otherwise). For the avoidance of doubt: (i) this Irrevocable Undertaking shall remain in full force and effect even in the case that for any reason Gazit Globe ceases to control Gazit Midas or any shares of Gazit Midas are sold or any other person controls Gazit Midas, including as a result of realization of the rights of the Finance Parties under any Security Document; and (ii) nothing in this Irrevocable Undertaking shall be construed as derogating from the obligations of Gazit Globe and Gazit Midas under the other Finance Documents.

5.	We acknowledge and agree in favour of the Security Trustee (as security trustee for the Finance Parties) that this Irrevocable Undertaking is given also for the benefit of the Finance Parties and accordingly not be amended, cancelled or revoked, unless the written consent of the Security Trustee to such amendment, cancellation or revocation has been obtained.

6.	This Irrevocable Undertaking shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters arising under or in connection with this Agreement; provided that, Gazit Midas shall be entitled to sue Gazit Globe in any jurisdiction in which it has an office or holds assets.

IN WITNESS WHEREOF Gazit Globe has signed this Irrevocable Undertaking on the date written at the beginning of this document.

for:	GAZIT-GLOBE LIMITED

By:	/s/ Gil Kotler and /s/ Varda Zuntz

Title:

Acknowledged and agreed:

for:	GAZIT MIDAS LIMITED

By:	/s/ Gil Kotler and /s/ Varda Zuntz

Title:

Acknowledged:

THE SECURITY TRUSTEE

for	BANK HAPOALIM B.M.

By:	/s/ A. Nemesh and /s/ A. Avraham

Title: